UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                            Trex Medical Corporation
                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    89531R101
                                ----------------
                                 (CUSIP Number)

               Seth H. Hoogasian, Esq.          Thermo Electron Corporation
               General Counsel                  81 Wyman Street
               (617) 622-1000                   Waltham, MA  02254
            ---------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 26, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
PAGE
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        CUSIP No. 89531R101            13D              Page 2 of 8 Pages


                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ThermoTrex Corporation
                IRS No. 52-1711436


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ x  ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                Not applicable

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware
                 7  SOLE VOTING POWER
    NUMBER OF
                    23,562,340
      SHARES

   BENEFICIALLY  8  SHARED VOTING POWER

     OWNED BY       0
                 9  SOLE DISPOSITIVE POWER
        EACH
                    23,562,340
     REPORTING
                 10 SHARED VOTING POWER
    PERSON WITH     0
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        CUSIP No. 89531R101            13D              Page 3 of 8 Pages


        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                23,562,340


        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       [   ]


        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                80.5%

        14      TYPE OF REPORTING PERSON *

                CO
PAGE

        CUSIP No. 89531R101            13D              Page 4 of 8 Pages


   Item 1.  Security and Issuer.

        This Schedule 13D relates to the shares (the "Shares") of common stock, par value $0.01 per share, of Trex Medical Corporation (the "Issuer"). The Issuer's principal executive offices are located at 36 Apple Ridge Road, Danbury, Connnecticut 06810.

   Item 2.  Identity and Background.

        This Schedule 13D is being filed by ThermoTrex Corporation (the "Reporting Person"). The Reporting Person has elected to report its ownership information with respect to the Issuer, which is a majority-owned subsidiary of the Reporting Person, on Schedule 13D, instead of annually on
   Schedule 13G.

        The principal business address and principal office address of the Reporting Person is 10455 Pacific Center Court, San Diego, California 92121. The Reporting Person is a Delaware corporation.

        The Reporting Person manufactures mammography and stereotactic needle-biopsy systems, and also supplies general X-ray equipment. In addition, the Reporting Person offers personal-care products and laser-based hair removal services. The Reporting Person also conducts advanced technology R&D in laser communication systems, products for the medical imaging and avionics markets, and advanced materials for industrial applications.

        Appendix A attached to this Schedule 13D sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

        During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

        Not applicable.
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        CUSIP No. 89531R101            13D              Page 5 of 8 Pages


   Item 4.  Purpose of Transaction

        The Reporting Person may make purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate in order to maintain at least 50% ownership of the Issuer or for other purposes. In determining whether to do so for other purposes, it will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

        Except as set forth in this Item 4, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person does not rule out the possibility of effecting or seeking to effect any such actions in the future.

   Item 5.  Interest in Securities of the Issuer.

        (a) The Reporting Person beneficially owns 23,562,340 Shares, or approximately 80.5% of the outstanding Shares. Of the 23,562,340 Shares beneficially owned by the Reporting Person 678,541 Shares are issuable to the Reporting Person if it elects to convert in full the remaining principal amount of the 4.2% Subordinated Convertible Note Due 2000 (the "Note") issued by the Issuer to the Reporting Person on October 2, 1996. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 216,600 Shares or approximately .8% of the outstanding Shares.

        (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns. Thermo Electron Corporation presently owns more than 50% of the outstanding common stock of the Reporting Person and, therefore, may be deemed to have the power to vote and dispose of the Shares owned by the Reporting Person. However, Thermo Electron Corporation and the Reporting Person disclaim the existence of a group between the two entities for purposes of this Schedule 13D.

        (c) On July 2, 1996, the Reporting Person converted $31,000,000 principal amount of the $39,000,000 remaining principal amount represented by the Note into 2,629,346 Shares at a conversion price of $11.79. Other than the preceding transaction, the Reporting Person has effected no transactions with respect to the Shares during the past 60 days. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions with respect to the Shares during the past 60 days.

        (d)  Not applicable.

        (e)  Not applicable.
PAGE
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        CUSIP No. 89531R101            13D              Page 6 of 8 Pages



   Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        Not applicable.

   Item 7.   Material to Be Filed as Exhibits

        Not applicable.

   Signatures

        After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


   Date: July 8, 1996                 THERMOTREX CORPORATION


                                      By:  /s/ Jonathan W. Painter
                                           -----------------------
                                           Jonathan W. Painter
                                           Treasurer
PAGE
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        CUSIP No. 89531R101            13D              Page 7 of 8 Pages


                                   APPENDIX A
                                   ----------

        The following individuals are executive officers or directors of ThermoTrex Corporation ("Trex"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of Trex is ThermoTrex Corporation, 10455 Pacific Center Court, San Diego, California 92121.

   Morton Collins:                              Director, Trex
   ---------------

        Mr. Collins is a General Partner of DSV Partners III, a venture capital limited partnership and a General Partner of DSV Management, Ltd., which in turn is a General Partner of DSV Partners IV, a venture capital limited partnership. His business address is DSV Partners IV, 221 Nassau Street, Princeton, NJ 08542.

   Peter O. Crisp:                              Director, Trex
   ---------------

        Mr. Crisp is a General Partner of Venrock Associates, a venture capital investment firm. His business address is Venrock, Inc., 30 Rockefeller Plaza, New York, New York 10112.

   Paul F. Ferrari:                             Director, Trex
   ----------------

        Mr. Ferrari has been a consultant to Thermo Electron Corporation since January 1991. Mr. Ferrari was a Vice President of Thermo Electron Corporation from 1988 until his retirement at the end of 1990, its Secretary from 1981 to 1990 and its Treasurer from 1967 to 1988. His business address is Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02254.

   George N. Hatsopoulos:                       Director, Trex
   ----------------------

        Dr. Hatsopoulos is the Chairman of the Board, President and Chief Executive Officer of Thermo Electron Corporation. His business address is Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02254.

   Robert C. Howard:                            Director, Trex
   -----------------

        Mr. Howard is Executive Vice President of Thermo Electron Corporation. His business address is 81 Wyman Street, Waltham, Massachusetts 02254.

   Nicholas T. Zervas:                          Director, Trex
   -------------------

        Dr. Zervas has been Chief of Neurological Service at Massachusetts General Hospital since 1977. His business address is Massachusetts General Hospital, Neurosurgery Department, Boston, Massachusetts 02114.

   John N. Hatsopoulos:                         Director, Vice President
   --------------------
                                                and Chief Financial Officer,
                                                Trex


   Gary S. Weinstein:                           Director, Chief Executive
   ------------------
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        CUSIP No. 89531R101            13D              Page 8 of 8 Pages


                                                Officer and Chairman of the
                                                Board, Trex

   Firooz Rufeh:                                Director, President and Vice
   -------------
                                                Chairman of the Board, Trex

   Anthony J. Pelligrino:                       Senior Vice President, Trex
   ----------------------

   Kenneth Y. Tang:                             Senior Vice President, Trex
   ----------------

   Hal Kirshner:                                President and Chief Executive
   -------------
                                                Officer, Trex Medical
                                                Corporation

   Steven J. Kemper:                            Vice President, Trex
   -----------------

   Brett A. Spivey:                             Vice President, Trex
   ----------------

   Paul F. Kelleher:                            Controller and Chief
   -----------------
                                                Accounting Officer, Trex





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